CREAM MINERALS LTD.
Suite 1400 – 570 Granville Street
Vancouver, B.C.  V6C 3P1
www.creamminerals.com

December 06, 2011	TSX Venture Exchange Symbol: CMA
U.S. 20-F Registration: 000-29870
OTC BB: CRMXF
Frankfurt Stock Exchange: DFL

Cream Minerals Reports In-Fill Drill Results for Once Bocas North,
Nuevo Milenio Silver-Gold Project

Vancouver, BC –December 06, 2011 - Cream Minerals Ltd. (TSX-V: CMA) ("Cream" or the “Company”) is pleased to announce in-fill drill results for the Once Bocas North Zone at Nuevo Milenio. OBN 02-11 tested the up dip section of the mineralized zone defined by DDH 09-06 intersecting a broad zone 18 metres wide returning good values including 118.8 g/t Ag and 9.240 g/t Au over 2 metres. The mineralization contained within Once Bocas North comprises 15.6 million ounces silver equivalent of Nuevo Milenio’s 54.6 million ounce silver equivalent Inferred Mineral Resource. The December 2008 NI 43-101 Technical Report employed a cut-off grade of approximately 131 g/t silver equivalent. In-fill drilling of Once Bocas North is one aspect of the 20,292 metre diamond drill program completed in early October at the 100% owned Nuevo Milenio Silver-Gold Project, Nayarit State, Mexico. Nuevo Milenio covers a low sulphidation, epithermal precious metal prospect containing silver-gold mineralization in quartz vein quartz stock work zones hosted within a collapsed caldera.

Once Bocas North

Once Bocas North is a broad moderate to intense hydrothermal alteration zone which hosts numerous well developed quartz veins and associated quartz stock work. The zone has an indicated width of 100 metres and an indicated strike length of 1,000 metres of which 300 metres were drill tested during the 2011 drill program. Intersected quartz veins confirm continuity over a strike length of approximately 420 metres. In addition two holes were drilled approximately 520 metres and 600 metres to the southeast of OBN 03-11however they did not cut the zone. Heavy rains did not allow access to the desired drill sites.

Nuevo Milenio contains a NI 43-101 compliant Inferred Mineral Resource of 54.6 million ounces silver equivalent at an average grade of 251 g/t silver and 1.660 g/t gold. Prices employed at the time of the report were USD$10.28 silver and USD$816.09 gold. For complete details of the Inferred Mineral Resource see Table - Revised NI 43-101 Report, dated December 24, 2008 on page three of this news release.
Results for four exploration drill holes on Once Bocas South are presented below.

HIGHLIGHTS OF THE DRILL RESULTS

Highlights include significant drill intersections (intersections are drill widths, true widths are 50% to 70% of drill intersected width depending on drill inclination).

OBN 02-11

56.48 g/t Ag and 1.234 g/t Au 18 metres, 55.18 g/t Ag and 1.707g/t Au over 12 metres, 69.35 g/t Ag and 4.656 g/t Au over 4 metres, and 118.8 g/t Ag and 9.240 g/t Au over 2 metres.

ASSAY RESULTS

OBN 01-11 was drilled at 220, -50 with the objective of testing the down dip extension of the mineralized zone cut by drill hole DDH 09- 03 and DDH 06 - 03 in 2006.  The hole did not intersect the zone from DDH 09-06 suggesting it may have been drilled in the FW of a fault identified in 2006.

OBN 02-11 tested the up dip section of the mineralized zone of defined by DDH 09-06. A fault intersected at the collar of the hole is interpreted as being the same fault cut by DDH 09-06.

Description	Sample	From	To	Width	Ag	Au
OBN 02-11	Number	Metres	Metres	Metres	g/t	g/t
	2465	24.00	26.00	2.00	1.90	<0.005
Qtz Stock work	2466	26.00	28.00	2.00	31.90	0.343
	2467	28.00	30.00	2.00	2.00	0.010
Qtz Stock work	2468	40.50	42.50	2.00	69.90	0.245
Qtz Stock work	2469	42.50	44.50	2.00	43.50	0.236
Qtz Stock work	2470	44.50	46.50	2.00	47.60	0.382
Qtz Stock work	2471	46.50	48.50	2.00	76.20	0.412
Qtz Stock work	2472	48.50	50.50	2.00	59.20	0.241
Qtz Stock work	2473	50.50	52.50	2.00	51.50	0.255
Qtz Stock work	2474	52.50	54.50	2.00	5.50	0.022
Qtz Stock work	2475	54.50	56.50	2.00	19.90	0.071
quartz vein	2476	56.50	58.50	2.00	118.80	9.240
Stock work, broken	2466	26.00	28.00	2.00	31.90	0.343
Weighted average	2468-76	40.50	58.50	18.00	54.68	1.234
including	2468-73	40.50	52.50	12.00	57.98	0.295
including	2471-76	46.50	58.50	12.00	55.183	1.707
including	2471- 73	46.50	52.50	6.00	62.30	0.303
including	2475-76	54.5	56.5	4.00	69.35	4.656
including	2476	56.50	58.50	2.00	118.8	9.240

OBN 03-11 is located in the same section as DDH 07-03 (abandoned), DDH 07A- 03 (drill bit lodged)  and DDH 08-03 (a wide zone of faulting). This drill hole intersected significant fault structures along with  a 10 metre wide quartz zone. Structural considerations suggest that this zone is part of the Mina Crucero zone which was located to the NW and is not part of Once Bocas North.

Description	Sample	From	To	Width	Ag	Au
OBN 03-11	Number	Metres	Metres	Metres	g/t	g/t
Stock work	2491	66.50	68.50	2.00	10.90	0.013
Stock work	2492	68.50	70.50	2.00	45.60	0.082
breccia 50% qtz	2493	70.50	72.50	2.00	6.90	0.041
Stock work	2494	72.50	74.50	2.00	12.40	0.056
Stock work	2495	74.50	76.50	2.00	17.50	0.039
weighted average	2491 - 95	66.5	76.50	10.00	18.66	0.046
including	2492	68.50	70.50	2.00	45.60	0.082

SUMMARY

In-fill drill results and geological mapping on the Once Bocas North zone have extended the strike length by 120 metres for a total strike length of 420 metres to the NW with good continuity of the structure. Faulting including multiple fault structures remains a challenge to drill testing Once Bocas North as was the case in 2002 and 2003. Similar to the drill results of Dos Hornos 1, Dos Hornos 2 and Veta Tomas drill holes that intersected faults showed low to nominal assay values as can be seen in OBN 01-11. However OBN 02-11 which tested the up dip section of the mineralized zone defined by DDH 09-06 intersected a broad zone 18 metres wide returning good values including 118.8 g/t Ag and 9.240 g/t Au over 2 metres. This suggests the possibility of good mineralization above and below fault zones.

The intersection of OBN 03-11 appears to be on strike with Mina Crucero which is located 140 metres to the NW. This zone was identified and explored by an old incline cutting up to three metres of quartz veining in a cross-cut dating back to Colonial times located along the apparent trace of Once Bocas North. Old, shallow trenches appear to follow the trace of the Minera Crucero zone northwesterly.

Revised NI 43-101 Report, dated December 24, 2008 by F. Holcapek, P. Eng.

Dos Hornos (U/G)	Width m	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz
Dos Hornos Segment 1	4.70	1,173,901.56	165.34	1.500	6,552,238.85	59,400.00
Dos Hornos Segment 2	4.06	746,528.32	201.95	1.770	4,847,215.70	42,390.25
Veta Tomas	5.09	1,246,162.50	351.19	1.280	14,070,467.48	51,344.17
Once Bocas	2.42	1,921,162.50	252.59	1.920	15,602,012.74	118,347.79
Total		5,087,754.88	251.09	1.660	41,071,934.77	271,482.21

Tonnes: 5,088,000 Ag: 251.09 g/t, Au: 1.660 g/t. Ag: 41,072,000 oz, Au: 271,500 oz.
Silver Equivalent (Gold-Silver price Ratio = 50:1): 54,647,000 oz (In-Situ).

Metal prices employed were USD$10.28 per ounce Ag and USD$816.09 per ounce Au.
A cut-off grade of US$ 45.00 per tonne or 131g/t Ag equivalent was used.

Mr. Ferdinand Holcapek, P. Eng., Director and Administrator General, Cream Minerals De Mexico, SA de CV, supervises exploration programs on the Nuevo Milenio Project. He is responsible for all technical reporting and is the Company's "Qualified Person" for the purpose of National Instrument NI 43-101.

Samples are prepared in the Preparatory Laboratory of Inspectorate in Durango, Durango. In addition to the in-house check assaying, Cream Minerals De Mexico instructed Inspectorate to take approximately 20% (1 sample out of 5) as marked on the sample shipping paper and take a split from the prepared samples.  All samples are shipped to the Inspectorate Laboratory in Reno, Nevada. The check samples are shipped to the Steward Group’s Preparation Lab in Zacatecas for shipping to their main Laboratory in Kamloops, B.C. for assaying. All samples are assayed using Inspectorates Genx 30 31 Element Package Au&Ag/FA/AA plus 29 elements ICP-AES Scan by aqua regia digestion & Hg by CVAA. The Steward Group uses their equivalent to the Genx 30 package of Inspectorate for assaying.

Cream Minerals is a silver-gold exploration company. The Company’s flag ship project is the Nuevo Milenio silver-gold project in Nayarit State Mexico.  To learn more about Cream Minerals please click here www.creamminerals.com

Christopher Hebb, LLB, Chairman
Chairman of the Board

Michael E. O’Connor
President & CEO

Robert Paul, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: info@creamminerals.com

CREAM MINERALS DE MEXICO S.A. DE C.V.
ONCE BOCAS NORTH
Drill Plan 2011
Ing. German Francisco
F. Holcapek, P.Eng.
August, 2011
521000 E
Mina Crucero
2360750N
2360500N
2360500N
2360250N
ONCE BOCAS
SILICA cap
Cerro Chacuaco
Proposed Drill Hole 2011
2011 Drill Hole finished
Drill Hole 2003 - 04, 2006 -7
0 m
50 m
100 m

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Ventura Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable Canadian securities regulations and including "forwarding-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.  This forward-looking information is made as of the date of this News Release and except as required under applicable securities legislation, the Company does not intend and does not assume any obligation to update this forward-looking information.  Forward looking information is based on management's current expectations and beliefs and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Forward-looking information in this News Release includes, but is not limited to the planned drilling program on the Nuevo Milenio project and the Nuevo Milenio project’s estimated mineral resource.  Forward-looking information is based on a number of assumptions which management believes are reasonable including that equipment, personnel and approvals will be available when required to complete the planned drilling program, that no disruption to the program will occur as a result of breakdown, labour disputes, or natural hazards, that the assumptions underlying the inferred resources estimate are valid, including but not limited to the projected future prices of silver and gold, continuity of mineralization and grades, and expected recovery methods and rates.  Factors which could cause actual results to differ materially from current expectations include, but are not limited to: the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials are more than expected, that the future price of silver and/ or gold will differ materially from those implied or estimated, that Canadian / US dollar exchange rates vary in a manner that has a negative effect on the resource estimate, unanticipated delays in obtaining governmental approvals or required financing; that changes in project parameters result in increased costs, of unexpected variations in mineralization, grade or recovery rate and other factors on which the mineral resource estimate is based, of failure of equipment or processes to operate as anticipated, of accidents, labour disputes and other risks generally associated with mineral exploration and development; a deterioration in general economic conditions; and changes in laws, rules and regulations applicable to Cream and the Nuevo Milenio project.

CAUTIONARY NOTE TO U.S. READERS REGARDING MINERAL RESOURCES

The United States Securities and Exchange Commission ("SEC") allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company uses certain terms in this document, such as "mineral resources", and "inferred resources" that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.  U.S readers are cautioned that while the term ‘inferred resource’ is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. readers are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.